PRESS RELEASE

Klondex Reports Initial Fire Creek and Midas Mineral Reserves

Vancouver, BC – February 23, 2015– Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX) (“ Klondex” or the “Company”) reports its initial mineral reserves for its Fire Creek project and Midas mine in northern Nevada. All dollar amounts are expressed in US dollars.

Mineral Reserve Highlights:
Fire Creek

  241,400 AuEq Ounces
  1.3 opt AuEq / 44.6 g/T AuEq
  US$492/Au oz Total Cost, net of Ag by-product
  US$503/AuEq oz Total Cost

Midas

  132,600 AuEq Ounces
  0.548 opt AuEq /18.9 g/T AuEq
  US$485/Au oz Total Cost, net of Ag by-product
  US$932/AuEq oz Total Cost

Total Costs include all capital spent at the projects. The mineral reserves were calculated assuming $1,000/oz Au and $15.83/oz Ag, representing approximately 80% of the mineral resource price assumptions. Klondex intends to update the mineral resources and mineral reserves annually.

FIRE CREEK MINERAL RESERVES

	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)

Proven Reserves	80.9	1.462	1.108	1.479	118.2	89.6	119.6
Probable Reserves	104.9	1.149	0.787	1.161	120.5	82.6	121.8
Proven+Probable	185.8	1.285	0.927	1.300	238.7	172.2	241.4

Notes:
1. Mineral reserves have been estimated with a gold price of $1,000/ounce and a silver price of $15.83/ounce;
2. Metallurgical recoveries for gold and silver are 94% and 92% respectively;
3. Mining losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.
4. Mineral reserve uses an effective date of December 31, 2014.

Paul Huet, Klondex President and CEO stated, “Our production is coming from what we believe to be two of the highest grade mines in North America. Fire Creek exhibits a gold mineral reserve grade of 1.28 opt extending over a 3.8 year mine plan. The mine plan confirms Fire Creek as a low cost gold project, flexible to metal prices, and with an undiscounted cash flow of $83.6 million. If we assume the same plan, and a $1,200 gold price, our cash flow increases by 39% to $115.9 million. Fire Creek’s free cash flow provides the funding to invest in its continued growth. We are confident that our ongoing exploration and development programs will demonstrate that Fire Creek is a world-class deposit.”

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

MIDAS MINERAL RESERVES

	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)
Proven Reserves	134.1	0.381	13.349	0.588	51.1	1,790.5	78.8
Probable Reserves	108.0	0.376	7.918	0.498	40.6	855.2	53.8
Proven + Probable	242.1	0.378	10.926	0.548	91.7	2,645.7	132.6

Notes:
1. Mineral reserves have been estimated with a gold price of $1,000/ounce and a silver price of $15.83/ounce;
2. Metallurgical recoveries for gold and silver are 94% and 92% respectively;
3. Mining losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations; and,
4. Mineral reserve uses an effective date of August 31, 2014.

Paul Huet, Klondex President and CEO stated, "A 2.8 year reserve at the Midas Mine is a major milestone for Klondex. It provides us with the much needed time to pursue our exploration programs. When we purchased Midas, the mine plan we inherited depleted in 2015. After only six months of owning Midas and through the effective date of the mineral reserve, we were able to successfully extend the mine plan through our exploration programs, our use of refined mining techniques, and our knowledge of the deposit. Again, this mineral reserve provides us a significant amount of time to systematically define already discovered veins and the opportunity to discover new structures. This initial mineral reserve estimate establishes a strong economic foundation for our future growth at Midas.”

Key Operating and Financial Statistics Fire Creek and Midas @ $ 1,000/oz Au and $15.83/oz Ag

	FIRE CREEK	MIDAS
Avg. Gold Metallurgical Recovery
Avg. Silver Metallurgical Recovery
Recovered AuEq (koz)
Reserve Life (years)
Operating Cost ($/ton)
Total Cost ($/oz Au)
Total Cost ($/oz), Net of by-product credits
Cash Flow on an after-tax basis (Millions)	94% 92% 226.9 3.8 $460 $503 $492 $83.6	94% 92% 124.6 2.8 $315 $932 $485 $33.1

SENSITIVITY ANALYSIS
Using a $1,000/oz Au and $15.83/oz Ag mine plan, the following table shows the impact on cash flow (on an after-tax basis) at various metal prices. The following table only reflects the increase of metal price and does not alter the mine plan we would use at $1,200 or $1,400 gold.

(in millions)	Metal Prices
	$1,000/oz Au $15.83/oz Ag	$1,200/oz Au $19/oz Ag	$1,400/oz Au $22.16/oz Ag
Fire Creek Cash Flow Midas Cash Flow	$83.6 $33.1	$115.9 $49.6	$146.0 $66.0

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Exploration
Klondex’s budget for 2015 is approximately $15 million per site, for a total of $30 million, and includes surface drilling, and underground exploration and development.

Mineral resources and mineral reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council on May 10, 2014. Proven and probable mineral reserves are the economically minable portions of the measured and indicated Mineral Resources after the application of appropriate modifying factors. Such factors include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

The mineral reserves and corresponding technical reports prepared by Practical Mining, LLC (“Practical Mining”) will be posted within 45 days of the date of this news release (or earlier in accordance with applicable securities laws) to the Klondex website (www.klondexmines.com) and SEDAR (www.sedar.com).

For complete mineral resource assumptions please see Midas’ technical report update dated September 30, 2014. For Fire Creek’s mineral resource update, see the press release dated January 30, 2015. Details of the mineral resource assumptions associated with the mineral reserve estimates discussed in this press release will be contained in the corresponding technical reports to be filed on SEDAR.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located 112 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person
Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a fea sibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking informatio n under applicable Canadian securities legislation, including but not limited to information about the magnitude and the quality of the Midas and Fire Creek projects, statements regarding the estimation of mineral resources and the potential delineation of additional mineral resources through further exploration at the Midas and Fire Creek project, the accuracy of current in terpretation of drill and other exploration results, the Company's intention and ability to monetize mineralized ma terial, the successful execution of the bulk sampling program at the Fire Creek project, project development and related permitting, cash flows and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectation s, and actual results may differ materially from those contained in such information. These uncertainti es and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertaint ies about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and availableat www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com